**Castle Hill Capital Partners, Inc.**

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEA RULE 17A-5
AND CFTC REGULATION 1.17

Year Ended December 31, 2024

The report is filed in accordance with
Rule 17a-5(e)(3)under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-50550 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Castle Hill Capital Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

216 East 45th Street, Suite 1301
(No. and Street)

| New York | NY | 10017 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Geoffrey L Webster | (212) 784-6104 | gwebster@castlehillcap.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

| 125 East Lake St., Ste. 303 | Bloomingdale | IN | 60108 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| | 3874 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Geoffrey L Webster, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Castle Hill Capital Partners, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VITA IVANOVA
Notary Public - State of New York
NO. 01IV6414110
Qualified in Kings County
My Commission Expires Feb 16, 2029

Notary Public

Signature:

Title:
Chief Compliance Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Castle Hill Capital Partners, Inc.**

**Contents**
Year Ended December 31, 2024

**Financial Statements**

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Shareholders of Castle Hill Capital Partners, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Castle Hill Capital Partners, Inc. as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Castle Hill Capital Partners, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Castle Hill Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Castle Hill Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Castle Hill Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Castle Hill Capital Partners, Inc.'s auditor since 2023.

*Michael Coglianese CPA, P.C.*

Bloomingdale, IL
March 7, 2025

## Castle Hill Capital Partners, Inc.

Statement of Financial Condition
Year Ended December 31, 2023

Statement of Financial Condition
Year Ended December 31, 2024

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 350,208 |
| Accounts Receivable | | 1,558,143 |
| Prepaid Expenses | | 960 |
| Security Deposit | | 12,000 |
| **TOTAL ASSETS** | **$** | **1,921,311** |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

**LIABILITIES**

| | | |
|---|---|---|
| Accounts Payable and Concessions Payable | $ | 1,281,727 |
| Accrued Expenses | | 98,806 |
| **TOTAL LIABILITIES** | **$** | **1,380,533** |
| **SHAREHOLDERS' EQUITY** | **$** | **540,777** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$** | **1,921,311** |

The accompanying notes are an integral
part of these financial statements

# Castle Hill Capital Partners, Inc.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Castle Hill Capital Partners, Inc. ("the Company") is a securities broker-dealer registered with the Securities and Exchange commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"), was incorporated on September 5, 1997 in the state of New York. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company acts as a broker-dealer and does not claim an exemption from SEA Rule 15c3-3, pursuant to paragraph (k) of the rule. The Company represents that it does not and will not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) does not and will not carry accounts of or for customers and (iii) does not and will not carry PAB accounts. The Company's securities transactions consist primarily of introducing accounts to executing broker dealers. The Company is compensated for these introductions based on net revenues generated, via a commission sharing agreement. The Company also assists clients in activities such as capital raising advisory, direct deal placement, secondary sales of limited partnership interests and placement of private investments in public equity. The company earns placement fees from these sources.

## 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

***Cash -*** The Company's cash is held at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits. The Company believes it is not exposed to any significant risk on cash. Any balance at a single banking institution over the current FDIC insured limit of $250,000 could be at risk.

***Income taxes –*** The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Service code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholders are liable for individual federal income taxes on their share of the Company's income, deductions, losses and credits.
The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2024, and does not expect any material adjustments to be made. The Company's federal and state tax returns generally remain open to examination by the major taxing jurisdictions to which it is subject for the last three years.

***Revenue Recognition -*** The Company recognizes revenue in accordance with FASB ASC Topic 606, as services are rendered, and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations as of December 31, 2024.
*Commission Revenue:* The Company's earns revenue from introducing institutional and otherwise accredited investors to its private company and private fund clients.
*Marketing Revenue:* The Company recognizes commission revenue monthly in arrears from other broker dealers through commission sharing agreements when it introduces a private fund client to those broker dealers.
The Company earns marketing fee revenue from its private fund and private company clients through placement agreements when it introduces investors that subsequently close a transaction directly with the private fund or private company.
*Other Income:* The Company earns incidental income from administrative services to its registered representatives, which it records as other income.
The Company offer no refunds, warranty or guarantees.

***Accounts Receivable*** - Represents receivables associated with marketing fees. Based on terms of various contracts that generally provide for payments over 24 to 36 months, and the estimated collections, the projected receivables as of 2024 year-end to be collected over the next three years are as follows: 2025 - $823,735; 2026 - $397,800; 2027 - $292,092, and minimal amounds due after 2027. The company does not believe any allowance for receivables is necessary based on past collections and client relationships. Accounts receivable as of December 31, 2023 was $1,475,349. Accounts reveivable as of December 31, 2024 was $1,558,143, and is included at the Statement of Financial Condition.

***Use of estimates -*** The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1). At December 31, 2024 the Company had net capital of $311,308 which was $264,246 in excess of its required net capital of $47,062. The Company's ratio of aggregate indebtedness to net capital was 224%. Discretionary liabilities include liabilities payable solely at the discretion of the Company and include bonuses and retirement benefits of $630,975. The amount is included in accounts payable and concessions payable on the Statement of Financial Condition.

### 4. INDEMNIFICATIONS

In the normal course of its business, the entity indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the entity. The maximum potential amount of future payments that the entity could be required to make under these indemnifications cannot exceed the commissions receivable from the service provider. As such, the entity believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

### 5. OPERATING LEASES

The Company maintains one office location secured by a short term lease. It's main office location at 216 East 45th St., Suite 1301, New York, NY 10017, and a leased was executed on November 1, 2019 and was for a one year term. The lease currently is month to month at a price of $6,000 per month or $72,000 for the upcoming 2025 year. In December 2024 the Company increased its office space and as a result rent expense increased to $6,000 from $4,000, accounting for the total rent expense in 2024 of $50,000, and anticipated 2025 expense of $72,000.

### 6. 401(k) AND PROFIT SHARING PLAN

The Company currently has a 401(k) & Profit Sharing Plan. 401(k) contributions are made on an individual basis, and new employees are eligible to join the plan after six (6) months of service. At December 31, 2024 the payable associate with the plan was $77,194, included in the accrued expenses on the Statement of Financial Condition for the year ended December 31, 2024.

### 7. FINANCIAL INSTRUMENTS AND CONTINGENCIES

The Company is engaged in business with various counterparties. In the event that counterparties do not fulfill their obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business. The Company's financial instruments, including cash, other assets, accounts receivable, account payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

### 8. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no material subsequent events requiring disclosures and or adjustments.

### 9. CONCENTRATION OF CLIENT REVENUE

The Company has several major customers that accounted for a significant portion of revenue for year ended December 31, 2024, as disclosed bleow:

| Customer | Specific Revenue | % of Specific Revenue | % of Total Revenue |
|---|---|---|---|
| Customer 1 | Commisison Revenue | 56% | 11% |
| Customer 2 | Marketing Revenue | 12% | 9% |
| Customer 3 | Marketing Revenue | 11% | 9% |
| Customer 4 | Marketing Revenue | 10% | 8% |

### 10. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, introducing capital to investment advisor clients for a fee, and introducing hedge funds to executing broker dealers under commission sharing agreements. The Company has identified its Chief Compliance Officer as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 9 percent of its total revenues from a single external customer in 2024.

### 11. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the period then ended.